MILLER NASH LLP
ATTORNEYS AT LAW

PORTLAND, OREGON
SEATTLE, WASHINGTON
VANCOUVER, WASHINGTON
CENTRAL OREGON
WWW.MILLERNASH.COM

3400 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, Oregon 97204-3699
OFFICE 503.224.5858
FAX 503.224.0155

Mary Ann Frantz, P.C.
maryann.frantz@millernash.com
(503) 205-2552 direct line

March 29, 2012

By Federal Express and filed on EDGAR under "CORRESP"

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Subject: First Financial Northwest, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed by Stilwell Value Partners II, L.P., Stilwell Value Partners V, L.P., Stilwell Value Partners VI, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, and Spencer L. Schneider
Filed March 19, 2012
File No. 01-33652

Dear Ms. Duru:

Stilwell Value Partners II, L.P., Stilwell Value Partners V, L.P., Stilwell Value Partners VI, L.P., Stilwell Value Partners VII, L.P., Stilwell Partners, L.P., Stilwell Associates, L.P., Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P., Stilwell Value LLC, Stilwell Advisers LLC, Joseph Stilwell, and Spencer L. Schneider (collectively, the "Stilwell Group Members"), are in receipt of your letter dated March 28, 2012, regarding the subject filing. On behalf of the Stilwell Group Members, set forth below are their responses to the comments in your letter. The headings below correspond to the numbered comments and headings; we have included each comment in full, followed by the response. The Stilwell Group Members are simultaneously filing electronically via EDGAR the Group's Amended Preliminary Proxy Statement and related proxy card (together, the "Amended Preliminary Proxy Materials"). Enclosed with the paper copy of this letter are clean and black-lined copies of the Amended Preliminary Proxy Materials, the latter marked to show revisions from the Stilwell Group's preliminary proxy statement filed on March 19, 2012.

Letter to Shareholders

1. Please clarify your letter to disclose whether the Stilwell participants believe a sale of some or substantially all assets would be best for the company's shareholders. In this regard, we note disclosure in the proxy statement that references the participants' belief that a sale of the Company would be in the best interest of shareholders. Please clarify.

Response:

The letter has been revised to state that the Company would be better off if it were sold to a more shareholder-friendly company. All references to a sale of assets have been deleted.

2. As done in the proxy statement, please clarify whether the participants have any specific plans or proposals. Also, clarify throughout the solicitation materials that there can be no assurance that shareholder value will be maximized following the implementation of any proposed plan(s). Please refer also to our subsequent comment 11.

Response:

The Amended Preliminary Proxy Materials have been revised to clarify that the Stilwell Group does not have any current proposals or plans and that there can be no assurance that shareholder value will be maximized following implementation of any plan that may be proposed.

General

3. Please fill in all blanks and include information as of the most reasonable practicable date. For example, revise to update information required by Items 4(b) and 5(b) of Schedule 14A.

Response:

Please see page 6 of the Amended Preliminary Proxy Materials and Appendix A thereto. Remaining blanks will be filled in prior to filing the definitive proxy materials under Rule 14a-6.

4. Revise to provide separate disclosure with respect to each of the proposals to be presented at the annual meeting. Refer generally to Rule

14a-5. Disclose how the proxies will be voted unless instructed otherwise by shareholders.

Response:

Please see pages 5 and 7 of the Amended Preliminary Proxy Materials.

5. Please supplement your disclosure to include a brief background section that explains the material contacts the participants had with management of First Financial leading up to the current solicitation.

Response:

Please see page 3 of the Amended Preliminary Proxy Materials.

Election of the Stilwell Group's Nominees

6. Please clarify whether the nominations were made timely and whether the Stilwell participants believe they are in compliance with the provisions set forth in the company's constitutive documents with respect to the advance notice requirements.

Response:

It is the Stilwell Group's understanding that the Company's annual meeting will be held on May 16, 2012. Under Article X of the Company's Articles of Incorporation, notice of nominations must be received by the Secretary of the Company not less than 30 days nor more than 60 days prior to the meeting; provided, however, that if less than 31 days' notice of the meeting is given to shareholders, notice must be delivered to the Secretary of the Company not later than the close of the tenth day following the day on which notice of the meeting was mailed to shareholders.

Assuming that the Company will provide more than 31 days' notice of the meeting to shareholders, notice of nominations must be delivered between March 17, 2012 and April 16, 2012. The Stilwell Group timely and properly provided the Company notice of its nominees today. If less than 31 days' notice of the meeting is given to shareholders, the notice should still comply with Article X of the Company's Articles of Incorporation.

7. Please supplement your disclosure to provide a brief synopsis of the regulatory approval process, the general criteria against which the nominees would be assessed, whether the participants believe that both their nominees currently meet all criteria and the time it would take in order to receive the approval if it

is required. Also, please clarify further, if true, that both nominees would need to seek approval.

Response:

Please see page 3 of the Amended Preliminary Proxy Materials.

8. We refer you to Item 401(e) of Regulation S-K and Release No. 33-9089 available at http://www.sec.gov/rules/final/2009/33-9089.pdf. Please disclose the particular qualifications of each nominee considered for the board that led the Stilwell participants to conclude that they would be suitable for election to First Financial Northwest, Inc.'s board at this particular time. In this regard, please note that the mere recitation of the biographical information of each candidate, without more, is not sufficient. For example, please revise to disclose whether consideration of specific qualities of each nominee was discussed.

Response:

Please see page 4 of the Amended Preliminary Proxy Materials.

9. Please supplement your disclosure in the proxy statement and disclose that there can be no assurance that the company's nominees will serve if elected with any of the Stilwell parties' nominees. Refer to Rule 14a-4(d)(iv).

Response:

The requested disclosure is included in the last sentence of the fourth full paragraph on page 4 of the Amended Preliminary Proxy Materials.

10. We note the participants reserve the right to vote for unidentified substitute nominees. Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected, (3) discloses whether the nominees have commenced and/or obtained any bank regulatory approval that may be required and (4) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Response:

The Stilwell Group Members confirm that should they lawfully identify or nominate substitute nominees before the meeting, they will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the amended proxy statement and to serve if elected, (3) discloses whether the nominees have commenced and/or obtained any bank regulatory approval that may be required, and (4) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11. We refer to your letter to shareholders and the statements made regarding the absence of proposals or plans by the Group to sell the company. Please further clarify your disclosure. Specifically, set forth the basis for your belief that a sale of the Company would be in the best interests of shareholders. Additionally, disclose whether the participants have <u>any</u> other plans or proposals (i.e., a sale of assets) that they believe would maximize shareholder value. If there are no plans or proposals, revise to clearly state this fact.

Response:

Please see page 4 of the Amended Preliminary Proxy Materials.

12. Please disclose that Mr. Schneider resigned from the board of First Financial Northwest, Inc. and the reasons for his resignation. If known, please indicate whether there is any risk that Mr. Schneider's resignation could adversely affect his ability to obtain re-approval pursuant to the regulatory process.

Response:

Please see page 3 of the Amended Preliminary Proxy Materials. To the best of the Stilwell Group's knowledge, Mr. Schneider does not need to reapply for regulatory approval.

<u>Other Matters</u>

13. You refer security holders to information that you are required to provide that will be contained in the company's proxy statement for the annual meeting. We presume that you are relying upon Rule 14a-5(c) to refer to this information. If so, please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must

undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

Response:

The Stilwell Group Members do not intend to mail their definitive proxy materials until after the March 30 record date for the Company's annual meeting. If the Company has distributed the subject information by the time the Group's definitive proxy materials are printed, it will be included. If, by that time, the Company has not distributed the information, the omitted information, other than information that persons other than the registrant are not required by Schedule 14A to provide to security holders, will be provided in additional definitive proxy materials mailed by the Group at a later date.

Solicitation and Expenses

14. It appears that you intend to solicit proxies by mail, email, advertisement, telephone, facsimile, and personal solicitation. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Response:

The Stilwell Group Members understand that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under cover of Schedule 14A on the date of first use.

15. Further to our comments above. Please inform us of whether you also plan to solicit proxies via the internet and if so, if you intend to use internet chat rooms. If you will use chat rooms, please tell us which websites you plan to utilize. Please advise us of your plans, if any, to comply with Rules 14a-6 and 14a-9 for any such online communications.

Response:

The Stilwell Group Members do not plan to solicit proxies via the internet or use internet chat rooms.

Voting and Proxy Procedures

16. Please revise your discussion and provide the information required by Item 21(b) of Schedule 14A with respect to the effect of abstentions and broker non-votes for all proposals being presented at the annual meeting.

Response:

Please see page 8 of the Amended Preliminary Proxy Materials.

Closing Comments

Each of the Stilwell Group Members hereby acknowledges that:

- The participant is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please contact the undersigned at (503) 205-2552 or Spencer L. Schneider at (212) 267-6900.

Very truly yours,

Mary Ann Frantz

Mary Ann Frantz, P.C.

ON BEHALF OF:
Stilwell Value Partners II, L.P.
Stilwell Value Partners V, L.P.
Stilwell Value Partners VI, L.P.
Stilwell Value Partners VII, L.P.
Stilwell Partners, L.P.
Stilwell Associates, L.P.
Stilwell Associates Insurance Fund of the S.A.L.I. Multi-Series Fund L.P.
Stilwell Value LLC
Stilwell Advisers LLC
Joseph Stilwell
Spencer L. Schneider